EXHIBIT 99.21


Premier Laser Systems and Ophthalmic Imaging Systems Terminate Merger Agreement

2/18/00 4:30:00 AM/ Source: PR Newswire/ IRVINE, Calif., Feb. 18 /PRNewswire/ -- Premier Laser Systems, Inc. (Nasdaq:PLSIA) and Ophthalmic Imaging Systems (OTC Bulletin Board: OISI) (OIS) today announced that OIS has terminated the previously announced merger agreement between the companies. The companies indicated that while the merger of the two companies was not practicable at the present time, the companies planned to continue to work together and to explore ways to take advantage of the potential synergies that the companies believed would have been available through the merger.

Premier Laser Systems develops, manufactures and markets diagnostic and therapeutic products for the eyecare, dentistry and surgical markets including lasers, fiber optic delivery systems and associated products for a variety of applications.

Ophthalmic Imaging Systems is a leading provider of ophthalmic digital imaging systems. OIS designs, develops, manufactures and markets digital imaging and image enhancement systems and analysis software. OIS offers customer support through a worldwide network of service technicians.